T. ROWE PRICE SHORT-TERM U.S. GOVERNMENT FUND


ANNUAL MEETING
RESULTS




The T. Rowe Price Short-Term U.S. Government Fund held an annual meeting on October 25, 2000, to approve an agreement and plan of reorganization providing for the
transfer of substantially all the assets of the fund to the T. Rowe Price
 Short-Term Bond
Fund in exchange for shares of the Short-Term Bond Fund, and the distribution of the
Short-Term Bond Fund shares to the shareholders of the Short-Term U.S.
Government
Fund upon liquidation of the fund.





The results of voting were as follows (by number of shares):





To approve the Agreement and Plan of
Reorganization:













Affirmative:
16,591,524.406



Against:
     754,048.604




Abstain:
     558,106.051







Total:
17,903,679.061